

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

H. Craig Dees, Ph.D.
Chief Executive Officer
Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, TN 37931

> **Re: Provectus Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File Number: 000-9410**

Dear Mr. Dees:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to the comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
4. Equity Transactions, page F-11

1. Please tell us how you concluded that the redeemable preferred stock should be reclassified outside of permanent stockholders' equity. Please address how you determined that the redemption features are not solely within the control of the company. Refer to paragraph 11 of Exhibit 3.1 of the 8-K filed March 12, 2010 and ASC 480-10-S99.

2. Please tell us how the amounts you recorded for the beneficial conversion features in March 2010 and April 2010 comply with ASC 470-20-30. In addition, tell us how your policy to subsequently account for the beneficial conversion feature is in compliance with ASC 470-20-35-7. We note that the line item 'Dividends on preferred stock' includes both a beneficial conversion feature as well as a deemed dividend from the warrants.

Please provide us with the authoritative accounting literature that supports the treatment of the deemed dividend from the warrant.

3. Please clarify how you calculated the value attributable to the redeemable preferred stock and confirm whether the fair value at the date of issue was less than the redemption value. Please confirm whether the carrying amount of the redeemable stock is increased by periodic accretions using the interest method. Please clarify how your accounting policy complies with ASC 480-10-S99-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3854 with any other questions.

Sincerely,

Melissa N. Rocha
Accounting Branch Chief